4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure to Present at American Stock Exchange Online
Healthcare and Biotech Investor Conference

WINNIPEG, Manitoba – (June 21, 2004) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has been accepted to present at the American Stock Exchange’s Annual Amex IR Alliance Online Healthcare and Biotech Investor Conference.

The Medicure presentation will be given by Dawson J. Reimer, Vice-President, Operations, and will take place at 1:30 pm (Eastern Time) on Tuesday, June 22, 2004.

“This is another excellent opportunity for Medicure to further raise its profile with investors across the United States and Canada,” said Mr. Reimer. “We are pleased to be participating in this Amex webcast conference, as it supports a growing recognition of Medicure, its products and management team.”

Information on this event is as follows:

What:	Medicure Inc. Presentation at the American Stock Exchange and Amex IR Alliance Online Conference

When:	June 22, 2004 at 1:30 PM EDT

Where:	http://www.vcall.com/CEPage.asp?ID=88414

How:	Live over the Internet --- simply log on to the web address above

If you are unable to participate during the live webcast, the presentation will be archived at www.vcallconferences.com.

About Medicure Inc.
Medicure Inc. (TSX:MPH/Amex: MCU) is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted for the treatment of hypertension and related, co-existing conditions. Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

About The American Stock Exchange
The American Stock Exchange® (Amex®) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 138 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks.

Minimum requirements to listen to broadcast are as follows:

Windows Media Player software, downloadable free from http://microsoft.com/windows/windowsmedia/EN/default.asp and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, please send an email to webmaster@vcall.com.

For a complete agenda of the American Stock Exchange and Amex IR Alliance Online Conference, please visit http://www.vcallconferences.com/conferences/AMEX/0622-29-2004/index.asp?ID=88206.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information, contact:
Derek Reimer
Chief Financial Officer

Don Bain
Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com